August 20, 2018

Monty Lamirato
Chief Financial Officer
GrowGeneration Corp.
1000 West Mississippi Avenue
Denver, CO 80223

       Re: GrowGeneration Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 27, 2018
           Form 10-Q for the Fiscal Quarter Ended March 31, 2018
           Filed May 15, 2018
           File No. 333-207889

Dear Mr. Lamirato:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Cash Flows, page F-6

1. Please tell us where you have reflected the purchase price of Sonoma Hydro on your statement of cash flow for the year ended December 31, 2017.
Form 10-Q for the Fiscal Quarter Ended March 31, 2018

6. Convertible Debt, page 8

2. Please tell us how the gross amount of convertible debt of $7.8 million, as disclosed in your footnote, reconciles to the proceeds of $8.9 million, as presented on your statement
 Monty Lamirato
GrowGeneration Corp.
August 20, 2018
Page 2
         of cash flows.
3. Please provide us with your analysis of how you determined that the debt conversion price of $3.00 per share did not result in a beneficial conversion feature.
11. Acquisitions, page 12

4. We refer to your disclosure of the preliminary purchase price allocations of the acquisitions of East Coast Hydroponic Warehouse and Humboldt Depot. Please tell us the amounts and nature of the consideration transferred for these acquisitions and how they are reflected in your statement of cash flows for the period ended March 31, 2018.
         Additionally, please revise your future filings to include the disclosures required by ASC
         805-10-50 and ASC 805-30-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.



                                                              Sincerely,
FirstName LastNameMonty Lamirato
                                                              Division of
Corporation Finance
Comapany NameGrowGeneration Corp.
                                                              Office of
Manufacturing and
August 20, 2018 Page 2                                        Construction
FirstName LastName